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                                                                Exhibit (a)(11)



For Immediate Release                                 Contact:
October 29, 1996                                      --------
                                                      Marcie Campbell
                                                      (617) 252-7570


                 GENZYME COMPLETES TENDER OFFER FOR NEOZYME II


CAMBRIDGE, Mass. -- Genzyme Corp. announced today that it, through a wholly owned subsidiary, has completed its tender offer for outstanding units of Neozyme II Corp. (Nasdaq:NIIUF) for $45 per unit in cash.

     Approximately 2,385,561 units or 98.8 percent were tendered and accepted for payment, including 673,153 units tendered by guarantees of delivery. The tender offer and withdrawal rights expired Monday, October 28, at 5:00 p.m. EST.

     Each Neozyme II unit consists of one share of Neozyme II callable common stock and one callable warrant to purchase two shares of Genzyme General Division common stock (Nasdaq:GENZ) and 0.135 share of Genzyme Tissue Repair Division common stock (Nasdaq:GENZL).

     The tender offer was made pursuant to an agreement entered into by Genzyme and Neozyme II announced on September 23. The agreement provides that following completion of the tender offer, Genzyme will acquire all of the remaining shares of Neozyme II callable common stock through a merger of a wholly owned subsidiary of Genzyme with Neozyme II.

     As a result of the merger, Neozyme II unit holders who have not tendered their units will be entitled to receive $29 in cash for each share of Neozyme II callable common stock.



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Neozyme II Tender Offer -- Page 2


     The callable warrants included in the untendered units will become exercisable on the effective date of the merger and remain outstanding after the merger. The exercise price will be equal to the average closing price of two shares of Genzyme General Division common stock and 0.135 share of Genzyme Tissue Repair Division common stock over the twenty trading days prior to the effective date of the merger. The warrants will expire December 31, 1998.

     Neozyme II was formed in 1992 to conduct research, development, and clinical testing of products for the treatment of cystic fibrosis, under contract with Genzyme.

     One of the world's top five biotechnology companies, Genzyme focuses on developing innovative products and services for major unmet medical needs. The company's General Division develops and markets pharmaceuticals, genetic diagnostic services, and therapeutic, diagnostic, and surgical products. Its Tissue Repair Division is a leading developer of biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers, and neurodegenerative diseases.


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